UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Matinas Biopharma Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

576810105

(CUSIP Number)

Jennifer Lorenzo
c/o GJG Capital, LLC
107 Circle Road
Staten Island, NY 10304
(917) 439-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576810105	13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GJG Life Sciences, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,483,771*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,483,771*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,483,771*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%**
12.	TYPE OF REPORTING PERSON (see instructions) OO

* Consists of 6,041,771 shares of Issuer common stock, par value $0.0001 per share (the “Common Stock”) issuable upon conversion of Class A Convertible Preferred Stock of the Issuer (the “Class A Preferred Stock”) and 1,442,000 shares of Common Stock issuable upon conversion of Class B Convertible Preferred Stock of the Issuer (the “Class B Preferred Stock”), as calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (Rule 13d-3(d)(1)).

** Percentage of class calculated based on 112,385,590 total outstanding shares of Common Stock as of November 6, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 9, 2018, plus the shares of Common Stock issuable upon conversion of the Class A Preferred Stock and Class B Preferred Stock, as calculated in accordance with Rule 13d-3(d)(1).

CUSIP No. 576810105	13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GJG Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,483,771*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,483,771*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,483,771*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%**
12.	TYPE OF REPORTING PERSON (see instructions) OO

* Consists of 6,041,771 shares of Common Stock issuable upon conversion of Class A Preferred Stock and 1,442,000 shares of Common Stock issuable upon conversion of Class B Preferred Stock, as calculated in accordance with Rule 13d-3(d)(1).

** Percentage of class calculated based on 112,385,590 total outstanding shares of Common Stock as of November 6, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2018 plus the shares of Common Stock issuable upon conversion of the Class A Preferred Stock and Class B Preferred Stock, as calculated in accordance with Rule 13d-3(d)(1).

CUSIP No. 576810105	13G/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jennifer Lorenzo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,734,000
	6.	SHARED VOTING POWER 7,483,771*
	7.	SOLE DISPOSITIVE POWER 1,734,000
	8.	SHARED DISPOSITIVE POWER 7,483,771*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,217,771**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%***
12.	TYPE OF REPORTING PERSON (see instructions) IN

* Consists of 6,041,771 shares of Common Stock issuable upon conversion of Class A Preferred Stock and 1,442,000 shares of Common Stock issuable upon conversion of Class B Preferred Stock, as calculated in accordance with Rule 13d-3(d)(1).

** Consists of 1,734,000 shares of Common Stock, 6,041,771 shares of Common Stock issuable upon conversion of Class A Preferred Stock and 1,442,000 shares of Common Stock issuable upon conversion of Class B Preferred Stock, as calculated in accordance with Rule 13d-3(d)(1).

*** Percentage of class calculated based on 112,385,590 total outstanding shares of Common Stock as of November 6, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2018 plus the shares of Common Stock issuable upon conversion of the Class A Preferred Stock and Class B Preferred Stock, as calculated in accordance with Rule 13d-3(d)(1).

CUSIP No. 576810105	13G/A	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer Matinas Biopharma Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1545 Route 206 South, Suite 302, Bedminster, NJ 07921.

Item 2.

(a)

Name of Person Filing

This Schedule 13G is filed by GJG Life Sciences, LLC, a Delaware limited liability company (“GJG Life”), GJG Capital, LLC, a Delaware limited liability company (“GJG Capital”) and the Managing Member of GJG Life and Jennifer Lorenzo, the sole Member and Manager (the “Managing Member”) of GJG Capital. GJG Life, GJG Capital and the Managing Member are referred to herein collectively as the “Reporting Persons”.

(b)	Address of the Principal Office or, if none, residence The address of the Reporting Persons is c/o GJG Capital, LLC, 107 Circle Road, Staten Island, NY 10304.

(c)	Citizenship: GJG Life and GJG Capital are Delaware limited liability companies and the Managing Member is a US Citizen.

(d)	Title of Class of Securities Common Stock, par value $.0001

(e)	CUSIP Number 576810105

CUSIP No. 576810105	13G/A	Page 6 of 9 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Reporting Person(1)	Shares
GJG Life	7,483,771	(2)
GJG Capital	7,483,771	(2)
Managing Member	9,217,771	(3)

(b)	Percent of class:

Reporting Person(1)	Percentage(4)
GJG Life	6.2%
GJG Capital	6.2%
Managing Member	7.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person(1)	Shares
GJG Life	0
GJG Capital	0
Managing Member	1,734,000

CUSIP No. 576810105	13G/A	Page 7 of 9 Pages

(ii)	Shared power to vote or to direct the vote:

Reporting Person(1)	Shares
GJG Life	7,483,771	(2)
GJG Capital	7,483,771	(2)
Managing Member	7,483,771	(2)

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person(1)	Shares
GJG Life	0
GJG Capital	0
Managing Member	1,734,000

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person(1)	Shares
GJG Life	7,483,771	(2)
GJG Capital	7,483,771	(2)
Managing Member	7,483,771	(2)

(1)          GJG Capital is the Managing Member of GJG Life and the Managing Member is the manager of GJG Capital. GJG Life is a private investment vehicle whose principal business consists of acquiring shares in public and private companies. Because of GJG Capital’s and the Managing Member’s relationship to GJG Life, each of GJG Capital and the Managing Member may be deemed to beneficially own the securities held by GJG Life. GJG Capital and the Managing Member each disclaim beneficial ownership of the securities held by GJG Life except to the extent of their respective pecuniary interests therein.

(2)          Consists of 6,041,771 shares of Common Stock issuable upon conversion of Class A Preferred Stock and 1,442,000 shares of Common Stock issuable upon conversion of Class B Preferred Stock, as calculated in accordance with Rule 13d-3(d)(1).

(3)          Consists of (i) 1,734,000 shares of Common Stock, and (ii) 6,041,771 shares of Common Stock issuable upon conversion of Class A Preferred Stock and 1,442,000 shares of Common Stock issuable upon conversion of Class B Preferred Stock, as calculated in accordance with Rule 13d-3(d)(1).

(4)          Percentage of class calculated based on 112,385,590 total outstanding shares of Common Stock as of November 6, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2018, plus the number of shares of Common Stock issuable upon conversion of the Class A Preferred Stock and Class B Preferred Stock, as calculated in accordance with Rule 13d-3(d)(1).

CUSIP No. 576810105	13G/A	Page 8 of 9 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 576810105	13G/A	Page 9 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

GJG Life Sciences, LLC

By:	/s/ GJG Capital, LLC
GJG Capital, LLC
Managing Member
By: /s/ Jennifer Lorenzo, Managing Member

GJG Capital, LLC

By:	/s/ Jennifer Lorenzo
Jennifer Lorenzo
Managing Member

/s/ Jennifer Lorenzo
Jennifer Lorenzo